UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462 R20

(CUSIP Number)

Ron Beneke

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(340) 715-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 2 OF 6 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Demand Aggregation Solutions, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.	Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Demand Aggregation Solutions, LLC, a Texas limited liability company (the “Reporting Person”).

Item 2.	Identity and Background.

(a)	Demand Aggregation Solutions, LLC, a Texas limited liability company
(b)	5001 LBJ Freeway, Suite 275, Dallas, Texas 75244
(c)	Demand Aggregation Solutions, LLC is engaged in the business of software development.
(d)	Demand Aggregation Solutions, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Demand Aggregation Solutions, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Purchase Agreement”), Demand Aggregation Solutions, LLC (“Demand Aggregation”) purchased 1,200 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000 and a warrant to purchase 240,000 shares of Common Stock (the “Warrant”) at a per share exercise price of $2.00. The conversion price of the Preferred Stock was $1.00. Conversion was determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. As of February 26, 2004, there were accrued but unpaid dividends of $60.00 per share with respect to the Preferred Shares.

Effective on February 26, 2004, the holders of more than 75% of the Preferred Stock consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the Preferred Shares were converted into 1,272,000 shares of Common Stock. Upon conversion, Demand Aggregation has transferred its interests in the 1,272,000 shares to B/K Venture Capital, LLP.

Item 4.	Purpose of Transaction.

The Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
Demand Aggregation Solutions, LLC	0	0%

(b)	The Reporting Person had sole voting and dispositive power over 1,272,000 shares of Common Stock after the Preferred Shares were converted, which represented 3.8% of the shares of Common Stock. Immediately after the conversion, the shares were transferred to B/K Venture Capital, LLP. The Reporting Person does not currently hold any shares of the capital stock of the Company.

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 14, 2003, pursuant to that certain Management Services Agreement, dated as of February 14, 2003, by and between the Company and the Reporting Person (the “Management Services Agreement”), the Reporting Person appointed the Company to manage the Reporting Person’s business during the term of the Management Services Agreement. Such appointment includes, without limitation, the authority of the Company to supervise, direct, and operate the Reporting Person’s day-to-day business. Pursuant to the Management Services Agreement, the Company shall at all times when providing such services comply with policies and procedures set forth by the Management Committee of the Reporting Person. The Company is not an agent of the Reporting Person and the Company does not have the authority to (i) incur on behalf of the Reporting Person any indebtedness for money borrowed, (ii) pledge any property of the Reporting Person, (iii) issue any securities of the Reporting Person, or (iv) otherwise bind the Reporting Person to any obligation that would require board approval under applicable Texas laws if the Reporting Person were a Texas corporation, unless such specific authority is expressly authorized and approved in writing by the Reporting Person’s Management Committee. Accordingly, management of the Reporting Person, other than its day-to-day business and operations, continues to be vested in the Reporting Person’s Management Committee, and the Company does not have any voting or dispositive power over any securities owned by the Reporting Person, including the Preferred Shares and the Warrant.

In exchange for such services by the Company, beginning in May 2003, the Reporting Person is required to pay the Company $25,000 per month during the term of the Management Services Agreement. In addition, the Reporting Person granted to the Company an additional membership interest in the Reporting Person. The Company is also obligated under the Management Services Agreement to make certain cash advances to the Reporting Person, which are required to be repaid to the Company, with interest, by the Reporting Person. The term of the Management Services Agreement is for three years, commencing on February 13, 2003, and will thereafter continue on a month-to-month basis unless terminated by either party upon 30-days’ written notice.

On May 23, 2003, pursuant to the Purchase Agreement, the Reporting Person (i) purchased the Preferred Shares, at a price per share of $1,000, and (ii) acquired the Warrant.

On May 23, 2003, pursuant to that certain Stockholders and Voting Agreement (the “Voting Agreement”), dated as of May 23, 2003, among Sandera Partners, L.P. (“Sandera”), Global Capital Funding Group, L.P. (“Global”), GCA Strategic Investment Fund Limited (“GCA”), and the Reporting Person (the Reporting Person, and together with Sandera, Global, and GCA, the “Stockholders”), the Stockholders agreed to vote their shares in the manner provided for in the Voting Agreement with respect to the election of members of the Company’s Board of Directors and agreed to certain restrictions on the disposition of any shares of the Company’s capital stock then owned or acquired by them in the future.

After conversion of the Preferred Shares and the transfer of such shares to B/K Venture Capital, LLP, Demand Aggregation does not hold any shares of the Company’s capital stock.

Item 7.	Material to be Filed as Exhibits.

1.	Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated, May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).

2.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).

3.	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DEMAND AGGREGATION SOLUTIONS, LLC

By:	Axtive Corporation, as its appointee to manage its business pursuant to the Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC

March 1, 2004

By:	/s/ G.C. Beachum III

G.C. Beachum III
Executive Vice President and General Manager

Exhibit Index

1.	Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).

2.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).

3.	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (incorporated by reference to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the Commission on June 20, 2003).